YUKON-NEVADA GOLD CORP. ANNOUNCES APPOINTMENT OF VP EXPLORATION

Vancouver, BC – March 29, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports that the Board of Directors is pleased to announce the appointment of Mr. Todd W. Johnson, M.Sc. Geology, M.Sc. Geol. Engineering, P.E., as Vice President of Exploration.

Mr. Johnson has over 16 years of experience in the precious and base metal resource industry and an additional four years of geotechnical engineering experience ranging from grass-roots exploration to mine predevelopment. Mr. Johnson is a Qualified Person as defined by the Canadian National Instrument 43-101 guidelines, a recognized expert in the assessment of base and precious metal systems, and has worked throughout the western United States, northern Mexico, and Canada. He has worked for several mining and engineering companies including Noranda Exploration (Hemlo Gold Mines), Battle Mountain Gold Company, Newmont Mining Corporation, and AMEC. From 1996 to 2001 Mr. Johnson significantly contributed to the multi-million ounce resource expansion and positive feasibility study for the Phoenix Gold (Cu-Ag) Mine in Battle Mountain, Nevada which was later put into production by Newmont Mining Corporation.

Mr. Johnson’s most recent efforts have helped Yukon-Nevada Gold Corp. (“YNG”) return the Jerritt Canyon gold mine in Nevada back into production in 2009 after it was temporarily shut down in August 2008. After August 2008, Mr. Johnson consolidated and reorganized the Jerritt Geology Department and helped maintain ongoing work commitments that were critical to the mine reopening in 2009. Prior to Mr. Johnson’s work at the Jerritt property, he also helped manage the 2008 geotechnical, hydrogeological, and geo-metallurgy drilling campaigns to support YNG’s ongoing predevelopment study and the Yukon Environmental and Socioeconomic Assessment Board (YESAB) application for the Ketza River Gold Project in the Yukon Territory. Mr. Johnson is currently working on a National Instrument 43-101 resource update for the Ketza River project.

In addition, Mr. Johnson has conducted Yukon exploration work for YNG at the Silver Valley property, and at the Discovery Creek (Mount Nansen Mining District) and Skukum Projects (Wheaton River Mining District) for Yukon-Shaanxi Mining Co., a joint venture between YNG and Northwest Geological Exploration and Mining Bureau for Non-Ferrous Metals (People’s Republic of China). Graham Dickson, COO of YNG, says “Over the last two years, Mr. Johnson has been instrumental in helping evaluate and advance all YNG properties. His strong geological understanding of the YNG portfolio of properties and his well established working relationships with existing YNG staff are obvious assets that will continue to benefit the company in the future.”

Mr. Paul Noland, Chief Geologist at the Jerritt Canyon mine, Mr. Edward Gates, Chief Geologist at the Ketza River Project, and Ms. Hua Jin, Corporate Project Geologist will now all report directly to Todd Johnson. The other geologic professionals currently working with YNG include: Laura Symmes, Jerritt Canyon Geologist; Kyle Dziama, Ketza River Project Geologist, and Michele White, Jerritt Canyon Geologist and GIS Data Specialist. With the aforementioned geologists, Mr. Johnson will now head a strong geological team that, collectively, contains a wide range of exploration and mining skill sets. This team will concentrate on evaluating, discovering, and advancing the Company’s mineral properties in the Yukon Territory, Canada and in the state of Nevada, US.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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